SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✔	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding resignation of supervisor of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 28, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Resignation of Supervisor

The board of supervisors (the “Board of Supervisors”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) announces that due to his age, Mr. Zou Huiping tendered his resignation as supervisor of Sinopec Corp. to the Board of Supervisors, with effect from 28 January 2021.

Mr. Zou Huiping has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation as supervisor that need to be brought to the attention of shareholders and creditors of Sinopec Corp.

Mr. Zou Huiping has been diligent and responsible during his tenure. The Board of Supervisors would like to express its gratitude to him for his hard working and contribution to the Company!

Board of Supervisors
China Petroleum & Chemical Corporation

Beijing, the PRC
28 January 2021

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Zhang Shaofeng*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 28, 2021